UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Kingsway Financial Services

(Name of Issuer)

Common Stock

(Titles of Class of Securities)

496904202

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 496904202	13G	Page 2 of 8

1	NAME OF REPORTING PERSON David Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 900,000
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 900,000
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.18% (1)
12	TYPE OF REPORTING PERSON IA, CO

(1)  Based on 28,291,499 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 7, 2023 based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“Commission”) on November 7, 2023.

CUSIP No. 496904202	13G	Page 3 of 8

1	NAME OF REPORTING PERSON David Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 900,000
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 900,000
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.18% (2)
12	TYPE OF REPORTING PERSON PN

(2)	Based on 28,291,499 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of November 7, 2023 based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“Commission”) on November 7, 2023.

CUSIP No. 496904202	13G	Page 4 of 8

1	NAME OF REPORTING PERSON Pleiades Investment Partners DC, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 496904202	13G	Page 5 of 8

Item 1(a).	Name of Issuer:

Kingsway Financial Services Inc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 S Riverside Plaza, Suite 1520

Chicago, IL 60606

Item 2(a).	Name of Person Filing:

David Capital Partners, LLC (the “Reporting Person”), in its role as investment manager to a private investment fund (the “Fund”) to which it furnishes investment advice, may be deemed to beneficially own 900,000 Ordinary Shares of the Issuer Common Stock held in the Fund. The Reporting Person expressly disclaims beneficial ownership of all securities held in the Fund.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

The registered office of David Capital Partners, LLC, David Capital Partners Fund, LP is 737 N. Michigan Avenue, Suite 1405, Chicago, Illinois 60611

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

CUSIP No. 496904202	13G	Page 6 of 8

Item 2(e).	CUSIP Number:

496904202

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
	(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
	(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
	(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

CUSIP No. 496904202	13G	Page 7 of 8

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 496904202	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2024

David Capital Partners, LLC
By:	/s/ Adam J. Patinkin
Name:	Adam J. Patinkin
Title:	Managing Partner